_ReferenceForm Itaú Unibanco Holding S.A. 20 2 2 Itaú Unibanco Holding S.A. REFERENCE FORM Base Date: 12.31.2022 (in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 “CVM Resolution No 80”, as amended) Identification ltaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of lncorporation registered with the Trade Board of the State of São Paulo under NlRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "lssuer"). Head Office The lssuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. Investor Relations Office The lnvestor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of lnvestor Relations is Mr. Renato Lulia Jacob. The lnvestor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br. lndependent Auditors Firm PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2022, 12/31/2021 and 12/31/2020. Bookkeeping Agent Itaú Corretora de Valores S.A. Stockholders Service The lssuer's stockholders' service is carried out at the branches of ltaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. Newspapers from which the Company discloses lnformation O Estado de São Paulo newspaper. Website http://www.itau.com.br/relacoes-com-investidores Last update of this Reference Form 12/05/2023 Historical resubmission Version Reasons for resubmission Date of update V2 Updated items: 1.12, 2.4, 4.1, 7.3 and 7.4 07/19/2023 V3 Updated items: 1.12, 2.4, 3.1, 3.2, 6.1, 6.2, 6.3, 6.4, 6.5, 6.6, 7.5, 7.8, 11.2 08/07/2023 V4 Updated items: 2.4, 7.3 and 7.8 08/31/2023 V5 Updated items: 7.3 and 7.8 10/11/2023 V6 Updated items: 3.1, 3.2, 7.3 and 7.4 11/06/2023 V7 Updated item 2.4 11/13/2023 V8 Updated items: 1.12, 6.4 and 6.5 12/05/2023 1.12. State any merger, spin-off, takeover, merger of shares, capital increase or reduction operation involving the issuer and the documents in which more detailed information can be found 2023 BANCO ITAÚ BBA S.A. Event Total spin-off of Banco Itaú BBA S.A. (“Itaú BBA”) and merger of spun-off portions into Itaú Unibanco Holding S.A. (“Company”) and Itaú BBA Assessoria Financeira S.A. (“Itaú Assessoria”). Main business conditions According to the Company's Extraordinary General Stockholders’ Meeting, held on November 30, 2023, the Protocol and Justification of the Total Spin-Off of Itaú BBA was approved, as was the merger of the spun-off portions of Itaú BBA into the Company and Itaú Assessoria, which led to an intragroup corporate restructuring ("Transaction" or “Spin-Off”). Accordingly, after the Transaction is duly completed, the following activities will be transferred: (a) to Itaú Assessoria, all activities related to the financial advisory, structuring and coordination of securities transactions and equity interests recorded in permanent assets, except for the equity interest in Itauseg Saúde S.A. (CNPJ: 04.463.083/0001-06); and (b) to the Company: all activities typical of financial institutions and other assets and liabilities of Itaú BBA. As a result of this Transaction, Itaú BBA will be definitively dissolved. The Company has been constantly seeking to streamline the use of resources and optimize its structures and businesses, aiming at providing higher efficiency and return on invested amounts. It believes that the Transaction in question will bring about clear benefits towards this end, taking into consideration the dissolution of a company of its own conglomerate and corresponding licenses to operate. We clarify that the Spin-Off will be completed on April 30, 2024, and may be brought forward to the last day of the month prior to such date, as resolved by the Company's Board of Officers. In any case, the completion of the Spin-Off will be conditioned on approval from the Central Bank of Brazil. If such approval occurs after April 30, 2024, the Spin-Off will become effective on the last day of the month of said approval. Companies involved Itaú Unibanco Holding S.A., Banco Itaú BBA S.A., and Itaú BBA Assessoria Financeira S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. 2022 BANCO ITAUCARD S.A. Event Partial spin-off of Banco Itaucard S.A. (“Itaucard”) and merger of the spun-off portion by Itaú Unibanco Holding S.A. (“Company”). Main business conditions According to the Company's Extraordinary General Stockholders’ Meeting, held on September 30, 2022, the merger of the spun-off portion of Itaucard by the Company was approved, which led to an intragroup corporate restructuring ("Transaction"). Accordingly, as a result of this Transaction, some of the activities carried out by Itaucard were transferred to the Company, including the issuance and management of credit cards, the implementation and management of payment arrangements and the execution of client loyalty programs, as well as the financing of automotive vehicles, machinery and equipment and mobility sector-related activities. The activity of offering and maintaining payment accounts, financial investments, securities, including derivatives, among some other credits and assets, remained with Itaucard. The Company is constantly seeking to streamline the use of its funds and optimize its structures and business areas, and believes that this Transaction brings clear benefits in this regard. This transaction was approved by the Central Bank of Brazil on November 29, 2022, and executed on the last day of the month in which the authorization was granted. Companies involved Itaú Unibanco Holding S.A. and Banco Itaucard S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. BANCO ITAÚ CHILE (CURRENT DENOMINATION OF ITAÚ CORPBANCA) Event Increase in the equity interest in Banco Itaú Chile Main business conditions On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. (“IUH”) received, through its affiliates, shares issued by Banco Itaú Chile within the scope of the debt restructuring of the Corp Group’s companies, as approved by the court-supervised reorganization proceeding in the United States (“Chapter 11”). Accordingly, Itaú Unibanco increased its equity interest to 65.62% from 55.96% in Banco Itaú Chile’s total voting capital. On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition by IUH or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares (“ADS”) corresponded to up to 34.38% of Banco Itaú Chile’s total voting capital. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADSs, of Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their Shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 (“Tender Offers”). After the settlement of the Tender Offers, which took place on July 13, 2023 (“Settlement Date”), the IUH now holds, directly or indirectly, Shares representing 66.69% of Banco Itaú Chile’s total capital stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos. Companies involved Itaú Unibanco Holding S.A., Banco Itaú Chile (formerly named Itaú CorpBanca) Effects arising from the transaction on the There will be no change in the Issuer’s corporate structure. corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. AVENUE HOLDING CAYMAN LTD Event Purchase of the controlling interest in Avenue Holding Cayman Ltd (“Avenue”). Main business conditions According to the Material Fact disclosed on July 8, 2022, Itaú Unibanco S.A., through itself and its controlled companies, announced the purchase and sale of shares with Avenue Controle Cayman Ltd and other selling stockholders, providing for the purchase of the controlling interest in Avenue Holding Cayman Ltd. After regulatory approvals, Itaú Unibanco will initially acquire 35.0% of Avenue’s total voting capital, through a capital contribution of R$160 million and the secondary acquisition of shares, which total approximately R$493 million. After two years of the closing date of this first tranche, Itaú Unibanco will acquire an additional stake of 15.1%, for an amount to be determined based on a predefined multiple of adjusted revenues, achieving the control with 50.1% of total voting capital. After five years of the closing date of the first tranche, Itaú Unibanco will be able to exercise a call option for the remaining equity interest held by Avenue’s current stockholders. Avenue holds a U.S. digital securities broker, established four years ago to widen the access of Brazilian investors to the international market. It currently has over 229,000 active clients, 492,000 enabled accounts and approximately R$6.4 billion under custody. This transaction strengthens Itaú Unibanco’s strategy of setting up an investment ecosystem that prioritizes customer satisfaction by providing products and services through the channels most suitable for every client profile. Avenue’s business will continue to be managed and run separately from Itaú Unibanco, which, in turn, will become one of the institutions to make Avenue's services available to its clients abroad. The completion of this transaction is subject to approval from applicable regulatory bodies. Companies involved Itaú Unibanco S.A., Avenue Controle Cayman Ltd, and Avenue Holding Cayman Ltd. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. ORBIA Event Purchase of equity interest in Rede Agro Fidelidade e Intermediação S.A (“Orbia”) Main business conditions According to the Announcement to the Market disclosed on April 18, 2022, Itaú Unibanco Holding S.A., through its controlled companies, entered into an Investment Agreement and Other Covenants for the acquisition, via financial contribution, of a 12.82% interest equity in the capital stock of Rede Agro Fidelidade e Intermediação S.A. (“Orbia”), in which Bayer S.A., Yara Brazil Fertilizantes S.A., and Bravium Comércio Ltda. have equity interests as well. This transaction was completed on April 28, 2023. Companies involved Itaú Unibanco S.A., Bayer S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. TOTVS S.A. Event Creation of a strategic partnership aimed at distributing financial and payment products and services to TOTVS S.A (“TOTVS”) clients, supported by TOTVS distribution channels and software, to be developed through the company called TOTVS TECHFIN S.A. (“Company”) which will be directly held by ITAÚ and TOTVS. Main business conditions On April 12, 2022, through Itaú Unibanco S.A. (“ITAÚ”), we entered into a Partnership and Investment Agreement and Other Covenants (“Investment Agreement”) with TOTVS S.A. to set up a partnership to be developed through a company named TOTVS Techfin S.A., which will be the vehicle for the implementation of a partnership aimed at distributing and expanding the offer of financial services integrated into TOTVS’s management systems focused on corporate clients and their entire supply chain, clients and employees. The transaction was consummated on July 31, 2023, so that ITAÚ became the holder of 50% of the Company's total voting capital, while TOTVS will hold the remaining 50%. Each stockholder has the right to nominate half of the members of the Board of Directors and the Board of Officers, who will have equal composition, as well as other rights and obligations provided for in the stockholders' agreement to be executed on the transaction date. In consideration of this equity interest in capital stock, ITAÚ disbursed R$610 million, broken down into primary contribution of two hundred million reais (R$200,000,000.00) paid to the Company and a secondary installment of four hundred ten million reais (R$410,000,000.00) paid to TOTVS. After five years of the completion of the operation provided for in the Investment Agreement, ITAÚ may pay TOTVS up to R$450 million as a complementary price (earn-out) if the Company achieves certain targets linked to its growth and performance targets. Additionally, ITAÚ will contribute to funding current and future operations, as well as provide its expertise in credit and development of new products. Meanwhile, TOTVS will contribute with assets of its current TECHFIN operation. The operation will create a company that will merge technology and financial solutions, adding the supplementary expertise of stockholders to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. The combination of the capabilities of ITAÚ and TOTVS will also enable the Company to explore new opportunities in a customized and contextualized manner, anticipating clients’ needs, and already aligned with the strategy and evolutions of the market arising from Open Finance to companies. Additionally, this partnership strengthens the leading position of ITAÚ and TOTVS in the digital transformation and evolution of the financial industry. Companies involved Itaú Unibanco Holding S.A., TOTVS S.A., TOTVS Techfin S.A., TOTVS Tecnologia em Software de Gestão Ltda., Supplier Participações S.A., and Supplier Administradora de Cartão de Crédito S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. IDEAL HOLDING FINANCEIRA S.A. Event Acquisition of controlling interest in Ideal Holding Financeira S.A. and indirectly in its wholly-owned subsidiary Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal"). Main business conditions According to the Material Fact disclosed on January 13, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others ("Sellers") for the acquisition of controlling interest in Ideal Holding Financeira S.A. and indirectly in its wholly-owned subsidiary Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal"). This purchase will be carried out in two tranches over five years. In the first tranche, held on March 31, 2023, after obtaining due regulatory approvals, Itaú Unibanco, through Itaú Corretora de Valores Mobiliários S.A., acquired 50.1% of total voting capital of Ideal, through a primary contribution and a secondary acquisition of shares totaling approximately R$650 million, becoming the holder of the company’s control. After five years, Itaú Unibanco will be able to exercise the call option for the remaining equity interest (49.9%) of Ideal’s capital stock. This transaction strengthens Itaú Unibanco’s investment ecosystem and will enable (i) notably, to have Ideal’s professionals’ talent and expertise, renowned for their skill to innovate in this industry, (ii) the offer of financial products and services (“broker as a service”) under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent investment agents into the market, and (iv) the improved distribution of investment products to individual clients. Ideal’s business will be managed and run independently from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider. Companies involved Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments UK Limited, Ideal Holding Financeira S.A., and Ideal Corretora de Títulos e Valores Mobiliários S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. XP INC. Event Acquisition of equity interest in XP Inc., a company incorporated in Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. ("XP Investimentos"), which, in turn, consolidates all investments of XP Group ("XP Group", including XP Investmentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Corretora”). Main business conditions In December 2020, XP Inc. carried out a public stock offering (follow-on) on Nasdaq, through which we sold approximately 4.51% of capital in XP Inc. In that same offer, XP Inc. issued new shares, which resulted in the dilution of our interest to 41% of its capital stock. The Extraordinary General Stockholders’ Meeting (ESM) held on January 31, 2021 resolved on the corporate restructuring aimed to segregate the business line represented by the interest in XP Inc’s capital into a new company named XPart S.A., established with part of the investment currently owned by us at XP Inc. and cash worth R$10 million. With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA), our stockholders were then entitled to an ownership interest in XPart SA in the same number, type and proportion of the shares they held in Itaú Unibanco Holding, as disclosed in the Material Fact of December 31, 2020. The completion of this transaction was subject to regulatory approval to be obtained by our controlling stockholders. On May 28, 2021, the approval from the Federal Reserve Board (“Fed”) was obtained, effective on May 31, 2021, the date in which the legal and accounting segregation of Itaú Unibanco Holding and XPart came into force. The share of XP Inc’s capital held by XPart S.A. totaled then roughly 40.52%, totaling R$9,371 million on December 31, 2020. On July 27, 2021, after obtaining the operation approval from the Central Bank of Brazil, XPart S.A.’s articles of association were registered before the São Paulo State’s Board of Trade (JUCESP). XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa S.A. announced to the market on May 28, 2021 that they had reached a final understanding regarding the merger to be resolved at the general stockholders’ meetings of XP Inc. and XPart. Soon after XPart S.A. was registered with JUCESP on August 20, 2021, XP and XPart announced that the General Stockholders’ Meetings of these companies to resolve on the merger of XPart into XP Inc. were called to be held on October 1, 2021. The merger was approved by the stockholders of both XPart and XP, at the corresponding Merger Extraordinary Stockholders’ Meetings, and as a result the shares issued by Itaú Unibanco and our American Depositary Receipts (ADRs), which were being traded with the right to receive securities issued by XPart until the closing of the trading session on October 1, 2021, granted the right for the receipt of (a) Class A shares issued by XP Inc. to the Company’s controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs); and (b) Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares to the remaining stockholders of XPart stockholders. The Bank of New York, the depositary bank for Itaú Unibanco’s ADRs, suspended the issuance and cancellation of these securities from the closing of the trading session on September 28, 2021 to the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of Class A XP shares to holders of Itaú Unibanco ADRs, due to the approval of the merger. During that period, the holders of Itaú Unibanco ADRs could not receive the Itaú Unibanco shares underlying the ADRs, nor could holders of Itaú Unibanco preferred shares deposit their shares in order to receive ADRs. However, the closing of the issuance and cancellation books did not affect the trading in Itaú Unibanco ADRs, which continued to take place normally during that period. Information on the exercise of the right of dissent and appraisal in connection with XPart shares, due to the merger into XP, is found in the General Stockholders’ Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs. According to the purchase agreement entered into in 2017, on April 29, 2022 we acquired an additional stake corresponding to approximately 11.36% of XP Inc.’s capital, after obtaining the applicable regulatory approvals. On June 7, 2022, we disposed of an 1.21% interest equity in XP Inc.’s total capital stock for US$153.7 million. On that same date, we entered into a share purchase agreement with XP Inc. to dispose another 0.19% of the XP Inc’s total capital stock, with this transaction completed on June 9, 2022. With these sales, we became the holders of 9.96% equity interest in XP Inc’s total capital stock. Companies involved ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A., and XPart S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. Corporativo | Interno 6.4 - Relevant companies in which the issuer has an interestSocial DenominationCorporate Taxpayer ID (CNPJ)Issuer's participation (%)Itaú Unibanco S.A.60.701.190/0001-04100,000000Banco Itaucard S.A.17.192.451/0001-70100,000000Banco Itaú Chile12.262.596/0001-8726.299650Banco Itaú Uruguay S.A.11.929.613/0001-24100,000000Banco Itaú BBA S.A.17.298.092/0001-30100,000000Itaú Corretora de Valores S.A.61.194.353/0001-6499,999990Redecard Instituição de Pagamento S.A.01.425.787/0001-0419,378540Itauseg Participações S.A.07.256.507/0001-5026,422550Itaú Consultoria de Valores Mobiliários e Participações S.A.58.851.775/0001-50100,000000BICSA Holdings Ltd08.993.702/0001-25100,000000Luizacred S.A. Soc. Crédito Financiamento Investimento02.206.577/0001-8050,000000Oca S.A.08.988.128/0001-17100,000000IGA Participações S.A.04.238.150/0001-99100,000000Itaú Unibanco Veículos Administradora de Consórcios Ltda.42.421.776/0001-2599,999990Microinvest S.A. Sociedade de Crédito a Microempreendedor05.076.239/0001-6999,999990Itaú Rent Administração e Participações Ltda.02.180.133/0001-1212,650420Banco Itaú Veículos S.A.61.190.658/0001-06100,000000Itauseg Saúde S.A04.463.083/0001-060,537680Albarus S.A.05.786.118/0001-001,751690Itaú Administradora de Consórcios Ltda.00.000.776/0001-010,001000Itaú Seguros S.A.61.557.039/0001-070,000220ITB Holding Brasil Participações Ltda04.274.016/0001-430,000001Hipercard Banco Múltiplo S.A.03.012.230/0001-690,000001ITUB S.A.n/a100,000000 6.5 Insert the issuer's shareholder organization chart and the economic group to which it belongs, indicating: a.all direct and indirect controlling shareholders and, if the issuer wishes, the shareholders with participationequal to or greater than 5% of a class or type of shares a)Direct and indirect controlling stockholders Direct controlling stockholders Itaúsa S.A. IUPAR - Itaú Unibanco Participações S.A. lndirect controlling stockholders Alfredo Egydio Arruda Villela Filho Alfredo Egydio Nugent Setubal Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Beatriz de Mattos Setubal Bruno Rizzo Setubal Camila Setubal Lenz Cesar Carolina Marinho Lutz Setubal Cia. E. Jonhston de Participações Companhia ESA Fernando Roberto Moreira Salles Fernando Setubal Souza e Silva Gabriel de Mattos Setubal Guilherme Setubal Souza e Silva João Moreira Salles José Luiz Egydio Setubal Julia Guidon Setubal Winandy Luiza Rizzo Setubal Kairalla Marcelo Ribeiro do Valle Setubal Mariana Lucas Setubal Marina Nugent Setubal Olavo Egydio Setubal Júnior Olavo Egydio Mutarelli Setubal Patrícia Ribeiro do Valle Setubal Paula Lucas Setubal Paulo Egydio Setubal Paulo Setubal Neto Pedro Moreira Salles Ricardo Egydio Setubal Ricardo Villela Marino Roberto Egydio Setubal Rodolfo Villela Marino Rodrigo Ribeiro do Valle Setubal Rudric ITH Participações Ltda. Tide Setubal Souza e Silva Nogueira